Exhibit 99.1

NOTICE OF AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited condensed consolidated interim financial statements.  The unaudited condensed consolidated interim financial statements are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants.  These unaudited condensed consolidated interim financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Brian Skanderbeg, P.Geo                                                                                Rick Johnson, CPA, CA
Chief Executive Officer                                                                                   Chief Financial Officer

Date:  May 4, 2016

Condensed Consolidated Interim Statements of Financial Position
(In Thousands of Canadian Dollars - Unaudited)
		MARCH 31	DECEMBER 31
		2016	2015
	Note
Assets
Cash and cash equivalents		$43,363	$37,010
Short-term investments	5	846	451
Accounts receivable		942	96
Inventories	6	30,869	22,998
Prepaid expenses and deposits		775	401
Current assets		76,795	60,956

Mineral properties	7	137,466	133,321
Deferred income tax asset		4,687	6,587
Non-current assets		142,153	139,908
Total assets		$218,948	$200,864

Liabilities
Accounts payable and accrued liabilities		$21,524	$8,614
Current portion of long-term debt	9	5,000	5,000
Net royalty obligation	10	396	434
Current liabilities		26,920	14,048

Long-term debt	9	12,332	13,511
Net royalty obligation	10	-	118
Decommissioning and reclamation	8	7,132	7,046
Deferred income tax liability		2,150	2,150
Non-current liabilities		21,614	22,825

Shareholders' equity
Share capital	11	200,236	200,055
Contributed surplus		7,696	7,948
Accumulated other comprehensive income		511	26
Accumulated deficit		(38,029)	(44,038)
Total shareholders' equity		170,414	163,991
Total liabilities and shareholders' equity		$218,948	$200,864

See accompanying notes to condensed consolidated interim financial statements.

On behalf of the Board:

Brian Booth, P.Geo                                                                                                                    Arnold Klassen, CPA, CA
Chair                                                                                                                                           Chairman, Audit Committee

Condensed Consolidated Interim Statements of Income
(In Thousands of Canadian Dollars, except per share amounts - Unaudited)

		Three Months Ended
		March 31	March 31
		2016	2015
	Note

Revenue		$34,027	$26,183

Mine Operating:
Production costs		14,094	10,730
Production royalty		947	964
Depreciation and depletion		6,090	3,871
		21,131	15,565
Gross profit		12,896	10,618

General and administrative		3,447	2,901
Transaction costs		1,193	-
Finance expense		689	2,889
Finance and other income		(278)	(294)
Gain on short-term investments		(64)	-
		4,987	5,496

Earnings before income tax		7,909	5,122

Deferred income tax expense		1,900	-

Net earnings		$6,009	$5,122

Net earnings per share
Basic and diluted
Net earnings	13	$0.03	$0.03

Basic	13	197,123	192,928
Diluted	13	199,854	193,799

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income
(In Thousands of Canadian Dollars - Unaudited)

		Three Months Ended
		March 31	March 31
		2016	2015

Net earnings		$6,009	$5,122

Other comprehensive income (loss)
Gain on available-for-sale securities transferred to earnings		(64)	-
Unrealized gain (loss) on available-for-sale securities		549	(141)
Other comprehensive income (loss)		485	(141)
Total comprehensive income		$6,494	$4,981

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Shareholders' Equity
(In Thousands of Canadian Dollars - Unaudited)

			Accumulated
			Other
	Share	Contributed	Comprehensive	Accumulated	Total
	Capital	Surplus	Income (Loss)	Deficit	Equity

Balance - December 31, 2014	$198,489	$7,148	$161	$(76,373)	$129,425
Common shares issued	735	-	-	-	735
Transfers from contributed surplus	343	-	-	-	343
Stock-based compensation	-	414	-	-	414
Transfers to share capital	-	(343)	-	-	(343)
Net earnings	-	-	-	5,122	5,122
Other comprehensive loss	-	-	(141)	-	(141)
Balance - March 31, 2015	$199,567	$7,219	$20	$(71,251)	$135,555

Common shares issued	321	-	-	-	321
Transfers from contributed surplus	167	-	-	-	167
Stock-based compensation	-	896	-	-	896
Transfers to share capital	-	(167)	-	-	(167)
Net earnings	-	-	-	27,213	27,213
Other comprehensive income	-	-	6	-	6
Balance - December 31, 2015	$200,055	$7,948	$26	$(44,038)	$163,991

Common shares issued	1,142	-	-	-	1,142
Shares purchased under ESPP	(1,676)	-	-	-	(1,676)
Transfers from contributed surplus	715	-	-	-	715
Stock-based compensation	-	463	-	-	463
Transfers to share capital	-	(715)	-	-	(715)
Net earnings	-	-	-	6,009	6,009
Other comprehensive income	-	-	485	-	485
Balance - March 31, 2016	$200,236	$7,696	$511	$(38,029)	$170,414

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31	March 31
	2016	2015

Cash flows from operating activities:
Net earnings	$6,009	$5,122
Adjustments for non-cash items:
Depreciation and depletion	6,090	3,871
Finance expense	93	118
Finance and other income	(156)	(257)
Gain on short-term investments	(64)	-
Stock-based compensation	463	414
Deferred income tax expense	1,900	-
	14,335	9,268

Net changes in non-cash operating working capital:
Accounts receivable	(846)	2,792
Inventories	(8,633)	(10,355)
Prepaid expenses and deposits	(374)	328
Accounts payable and accrued liabilities	12,910	11,470
Cash provided by operating activities	17,392	13,503

Cash flows from investing activities:
Additions to mineral properties	(9,410)	(9,147)
Decrease in short-term investments	155	-
Cash used in investing activities	(9,255)	(9,147)

Cash flows from financing activities:
Proceeds from issue of common shares and warrants, net of issue costs	1,142	735
Shares purchased under ESPP	(1,676)
Term loan repayments	(1,250)	(900)
	-	-
Cash used in financing activities	(1,784)	(165)

Increase in cash and cash equivalents	6,353	4,191

Cash and cash equivalents, beginning of period	37,010	11,172
Cash and cash equivalents, end of period	$43,363	$15,363

Cash and cash equivalents is comprised of:
Cash	$26,982	$11,859
Cash equivalents	16,381	3,504
Cash and cash equivalents	$43,363	$15,363

See accompanying notes to condensed consolidated interim financial statements.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. ("Claude" or the "Company") is a company domiciled in Canada. The address of the Company's registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6.  Its principal office is located at 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements for the period ended March 31, 2016 have been prepared in accordance with International Accounting Standard 34 ("IAS 34"), Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's 2015 annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared following the same accounting policies and methods as those used in preparing the most recent audited consolidated financial statements for the year ended December 31, 2015.

These condensed consolidated interim financial statements were authorized for issue by the Company's Board of Directors on May 4, 2016.

Details of the Company's accounting policies, including future changes, are included in Notes 3 and 4.

BASIS OF MEASUREMENT

These consolidated financial statements have been prepared on the historical cost basis except for available-for-sale financial assets, derivatives and liabilities for cash-settled share-based payment arrangements, which are measured at fair value.

FUNCTIONAL CURRENCY

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.  All financial information presented in Canadian dollars has been rounded to the nearest thousand, except share data or as otherwise noted.

USE OF JUDGMENTS AND ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties, the recovery of deferred income tax assets, valuation of inventory, provisions for decommissioning and reclamation and financial instruments.

Although these estimates are based on Management's best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted
Critical Judgments in Applying Accounting Policies

Critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

Commercial Production Start Date

The Company assesses the stage of each mine under construction to determine when a mine moves into commercial production.  The criteria used to assess the start date of commercial production are based on the unique nature of each mine construction project, such as the complexity of the geology and its location.  The Company considers various relevant criteria to assess when the mine construction phase is substantially complete and the mine is ready for its intended use.  At this point, deferred costs are reclassified from "Mines under construction" to "Producing mines" and "Property, plant and equipment".  Some of the criteria will include, but are not limited, to the following:

•	Completion of a reasonable period of testing of the mine plant and equipment;
•	Ability to produce precious metal in saleable form;
•	Ability to sustain certain levels of ongoing production of precious metals; and
•	Production attaining a reasonable percentage of Mine Plan for a specified period of time.

When a mine enters the production stage, the capitalization of certain construction costs cease and costs are either regarded as inventory or operating expense, except for new capital costs which are capitalized.  Depreciation and depletion commence at this time.

Exploration and Evaluation Expenditures

The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely either from future extraction or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves.  The determination of a mineral resource is itself an estimation process that involves varying degrees of uncertainty depending on sub-classification and these estimates directly impact the decision to continue the deferral of exploration and evaluation expenditures.  The accounting policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established.  Estimates and assumptions made may change if new information becomes available.  If, after an expenditure is capitalized, information becomes available suggesting that the recovery of this expenditure is unlikely, the amount capitalized is written off in the statement of income in the period when the new information becomes available.

Critical Estimates and Assumptions in Applying Accounting Policies

Significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities are as follows:

Impairment

At the end of each reporting period, the Company assesses whether any indication of impairment exist.  Where an indicator of impairment exists, an estimate of the recoverable amount is made.  Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

Fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of the assets, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant would take into account.  Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Inventories

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method.  Stockpile tonnages are verified by periodic surveys.

Mine Operating Costs

When determining mine operating costs recognized in the Consolidated Statements of Income, the Company makes estimates of quantities of ore within stockpiles and of quantities in-circuit and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Ore Reserve and Resource Estimates

Ore reserves and resources are estimates of the amount of ore that can be economically extracted from the Company's mining properties.  Estimating the quantities and grades of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, decommissioning and reclamation, recognition of deferred tax balances and depreciation and amortization charges.

At the end of each financial year, the Company updates its estimate of proven and probable gold mineral reserves and resources.  Depreciation of the Company's mining assets, included within the Mineral properties line item on the Statement of Financial Position, is prospectively adjusted, based on these changes.  The Company also monitors the accuracy of the estimate during the periods between annual updates for significant changes to economic assumptions and geological data that could require an interim update to the estimate.

Fair value measurement

The Company measures certain financial instruments, such as derivatives, at fair value each Statement of Financial Position date.  The fair values of financial instruments measured at amortized cost are disclosed in Note 14. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit (CGU) at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.  A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Taxation

Estimation of deferred taxes includes judgments based on expected performance of the Company. Various factors are considered to assess taxes, including past operating results, operational plans, expiration of tax losses and tax pools carried forward and tax planning strategies.

Decommissioning and Reclamation

The Company's mining and exploration activities are subject to various environmental laws and regulations.  The Company estimates environmental obligations based on the current legal and constructive requirements.  The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date.  Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises.

Additional Accounting Judgments, Estimates and Assumptions

In addition to the above disclosure on estimates and judgments, the Company has disclosed additional information relating to significant estimates and judgments recognized in the consolidated financial statements throughout the following notes:

Note 5	Short-term Investments
Note 7	Mineral Properties
Note 8	Decommissioning and Reclamation
Note 10	Net Royalty Obligation
Note 12	Share-based Compensation Plans
Note 14	Financial Instruments

3.	Significant Accounting Policies:

These condensed consolidated interim financial statements are prepared using accounting policies consistent with the Company's annual consolidated financial statements and notes thereto for the year ended December 31, 2015. The accounting policies utilized by Management for the Company and its wholly-owned subsidiaries have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

4.	Accounting Standards:

Future Changes in Accounting Policies

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9"), to replace IAS 39, Financial Instruments:  Recognition and Measurement ("IAS 39"). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), was issued by the IASB in May 2014 and clarifies the principles for recognizing revenue from contracts with customers.  In July 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018.  The Company is currently evaluating the impact of IFRS 15 on its financial statements, if any.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16").  IFRS 16, which replaces IAS 17 (Leases and its associated guidance), is effective for periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15.  IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases.  Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting.  The Company is currently evaluating the impact of IFRS 16 of its financial statements, if any.

5.	Short-term Investments:

Available-for-sale Investments

	MAR 31	DEC 31
As at	2016	2015

Available-for-sale securities, beginning of year	$451	$1,177
Disposition of available-for-sale securities	(155)	-
Write-down of available-for-sale securities	-	(746)
Unrealized gain on available-for-sale securities	550	20
Available-for-sale securities, end of period	$846	$451

The Company assesses its portfolio of available-for-sale securities at the end of each reporting period to assess whether there is objective evidence of impairment.  A significant or prolonged decline in the fair value of the investment below its cost would be evidence of impairment. If objective evidence of impairment exists, the impaired amount (i.e., the unrealized loss) is recognized in net income; any subsequent reversals would be recognized in other comprehensive income and would not flow back into net income. Any further decline in the fair value below the carrying amount at the impairment date would represent a further impairment to be recognized in net income. Factors considered in the Company's assessment included the length of time and extent to which fair value was below cost and current conditions specific to the investment.  Utilizing these factors, the Company determined that its available-for-sale securities were not impaired in value.

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 14).

6.	Inventories:

	MAR 31	DEC 31
As at	2016	2015

Gold bullion and in-circuit (1)	$4,831	$5,749
Stockpiled ore (1)	2,116	1,467
Materials and supplies inventory (2)	23,922	15,782
Inventories	$30,869	$22,998

(1)	For the period ended March 31, 2016, depreciation and depletion of $1.8 million is included in the above noted balances (December 31, 2015 - $2.5 million).
(2)	For the period ended March 31, 2016, the Company wrote-down $0.01 million of materials and supplies inventory (December 31, 2015 - $0.4 million).

Write-downs and reversals, if any, are included in production costs.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

7.	Mineral Properties:

Details of the Company's property, plant and equipment included in mineral properties are as follows:

Property		Exploration
acquisition	Buildings,	and
and mine	plant and	evaluations
development	equipment	assets	Total

Cost

At January 1, 2015	$219,788	$152,295	$37,780	$409,863
Additions	17,517	6,273	954	24,744
At December 31, 2015	$237,305	$158,568	$38,734	$434,607
Additions	3,382	5,685	406	9,473
At March 31, 2016	$240,687	$164,253	$39,140	$444,080

Depreciation

At January 1, 2015	$154,860	$118,597	$7,494	$280,951
Depreciation and depletion	11,802	8,533	-	20,335
At December 31, 2015	$166,662	$127,130	$7,494	$301,286
Depreciation and depletion	3,190	2,138	-	5,328
At March 31, 2016	$169,852	$129,268	$7,494	$306,614

Carrying amounts

At December 31, 2015	$70,643	$31,438	$31,240	$133,321
At March 31, 2016	$70,835	$34,985	$31,646	$137,466

8.	Decommissioning and Reclamation:

The Company's decommissioning and reclamation costs consists of reclamation and closure costs.  Mineral property obligations were determined using discount rates ranging from 1.23 to 1.68 percent.  Expected undiscounted payments of future obligations are $7.8 million over the next 7 to 13 years.  During the first quarter of 2016, an accretion expense of $0.02 million has been charged (Q1 2015 - $0.03 million), augmented by revisions made to the decommissioning and reclamation costs, resulting in an increase in the overall carrying amount of the provision. Changes to the provision during the period ended March 31, 2016 are as follows:

	MAR 31	DEC 31
As at	2016	2015

Decommissioning and reclamation provision, beginning of year	$7,046	$6,798
Accretion	23	101
Revisions due to change in estimates and discount rate	63	147
Decommissioning and reclamation provision, end of period	$7,132	$7,046

As filed with the Government of Saskatchewan's Ministry of Environment, the Company estimated in its Mine Closure Plan the closure costs at the cessation of mining at the Seabee Gold Operation at $6.3 million.  Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has purchased a surety bond in the amount of $6.3 million to satisfy its decommissioning obligations.  The Surety Bond is valid for the term of December 15, 2015 to December 15, 2016 and is automatically renewed from year to year unless terminated.

9.	Long-term Debt:

The Company's interest-bearing long-term debt is measured at amortized cost. For more information about the Company's exposure to interest rate and liquidity risk, see Note 14.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(a) Senior Secured Credit Facility
During the third quarter of 2015, the Company executed an agreement for a Senior Secured Credit Facility ("Facilities") consisting of a Revolving Tranche ("Revolver") in the amount of $10.0 million and a Term Loan Tranche ("Term loan") in the amount of $15.0 million. The Facilities each have a three year term and mature on September 18, 2018. The interest rate on both facilities will be dependent on the Company's total debt to EBITDA ratio and can range either between 3 percent to 4 percent over Prime, or bankers' acceptances plus a margin of 4 percent to 5 percent, at the discretion of the Company. The Term loan will be repaid in equal installments of $1.25 million per quarter up to and including the maturity date. There is no penalty for early repayment on either facility.
	MAR 31	DEC 31
As at	2016	2015

Revolver	$5,300	$5,300
Term loan	12,032	13,211
Total Facilities (amortized cost)	17,332	18,511
Less: current portion	(5,000)	(5,000)
	$12,332	$13,511

The Company incurred approximately $0.6 million of closing costs associated with the completion of these Facilities.  These costs reduce the carrying value of the Term loan on the Statement of Financial Position and are being amortized using the effective interest rate method at an effective rate of approximately 6.5 percent over the three year term of the Term loan.

	Mar 31	Dec 31
As at	2016	2015

Term loan, amortized cost	$17,332	$18,511
Add: Remaining closing costs to be amortized	468	539
Principal balance owing on Facilities	$17,800	$19,050

10.	Net Royalty Obligation:

(a) Royalty Agreements

During 2006 and 2007, the Company entered into separate Royalty Agreements ("Agreements") whereby it sold a basic royalty on gold production at its Seabee Gold Operation.  The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements.  A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a promissory note which is classified as restricted for accounting purposes.  The Company utilizes interest earned from the restricted promissory notes and, if necessary, a portion of the principal to fund the basic royalty payments pursuant to each agreement.  Over the life of the royalty agreements, it is expected that interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

The Company has the legal right of offset and the intention to settle on a net basis.  As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

	Note	2007 Agreement

Restricted Promissory Notes

Principal Balance (1)	(b)(d)	$25,507
Interest receivable (1)		$220
Interest Rate		7 percent
Maturity	(d)	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		$65.20 to $147.05
Royalty payable (current) (1)	(b)(d)	$216
Royalty obligation payable (current) (1)	(b)(d)	$25,546

(1)	At March 31, 2016.
(2)	Over the remaining life of the respective agreements.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted
 (b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company's consolidated Statements of Financial Position:

	MAR 31	DEC 31
As at	2016	2015

Current portion
Assets
Interest receivable on Restricted promissory notes	$220	$2,033
Restricted promissory note (2006 agreement)	-	37,240
Restricted promissory note (2007 agreement)	25,507	-
	$25,727	$39,273
Liabilities
Current portion of deferred revenue	$361	$480
Interest payable on royalty obligations	216	3,722
Royalty obligation (2006 agreement)	-	35,505
Royalty obligation (2007 agreement)	25,546	-
	26,123	39,707

Net royalty obligation	$396	$434

Long-term portion
Assets
Restricted promissory note (2007 agreement)	$-	$25,986

Liabilities
Deferred revenue	$-	$51
Royalty obligation (2007 agreement)	-	26,053
	$-	$26,104

Net royalty obligation	$-	$118

Total net royalty obligation	$396	$552

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in "Financing expense" on the statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest ("NPI") of varying percentages, payable only if gold prices exceed a pre-determined threshold.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Net Profit Interest	2006 Agreement	2007 Agreement

Applicable years (1)	2016	2016-2017
Percent	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds (2)	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	The NPI pursuant to the 2006 Royalty Agreement expires on December 31, 2016.
(2)	London PM Fix.

Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At March 31, 2016, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2016.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude has the right to purchase ("Call") the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call.  The Call price will be paid from the balance owing to the Company under the promissory notes.  Under certain circumstances, the purchaser of the royalties will have the right to sell ("Put") their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put.  However, such right is subject to the subsidiary of Claude's pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

The Company's 100 percent owned subsidiary exercised its call right during the first quarter of 2016 to purchase the equity of the holder of the royalty pursuant to the 2006 Red Mile Royalty Agreement.  The restricted promissory note pursuant to the 2006 Agreement was sufficient to satisfy the call price.  At March 31, 2016, only the 2007 Royalty Agreement remains outstanding.

11.	Share Capital:

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.  The first and second preferred shares are issuable in series. First preferred shares rank ahead of the second preferred shares and the common shares (and second preferred shares rank ahead of the common shares) in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first and second preferred shares are determined by the Board of Directors at the time of creation of such series.  The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

Issued

	Number of Common Shares	Consideration

Balance – December 31, 2015	195,276,705	$200,055
ESPP (Note 12(a))	2,017,342	1,494
Share repurchase under ESPP (Note 12 (a))	-	(1,676)
Stock Option Plan (Note 12 (b))	377,400	363
Balance – March 31, 2016	197,671,447	$200,236

12.	Share-based Compensation Plans

The Company has the following equity-settled plans:

(a)	Employee Share Purchase Plan ("ESPP")

Under the ESPP, eligible employees may contribute up to five percent of their annual salary to purchase common shares of Claude; in addition, the Company shall contribute common shares in an amount equal to 50 percent of the employee's contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

During the first quarter of 2016, participants of the Company's ESPP received 4,017,342 common shares (Q1 2015 – 6,105,093) pursuant to this plan; 2,000,000 of these shares were purchased for employees on the open market and the remaining 2,017,342 shares were issued from treasury.  The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company's common shares outstanding.  Distribution of common shares pursuant to the Company's ESPP occurs annually in the first quarter subsequent to the year of participation.

The weighted average fair value of ESPP options granted during 2016 was $0.27 (2015 - $0.15) and, for accounting purposes, was estimated using the Black-Scholes option pricing model with assumptions of a 1.00 year weighted average expected option life (2015 – 1.00 year), a 12 percent expected forfeiture rate (2015 – 17 percent), 54 percent volatility (2015 – 86 percent) and an interest rate of 0.5 percent (2015 – 1.0 percent). The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company's shares over the weighted average expected option life.

(b)	Stock Option Plan

The Company has established a stock option plan under which common share purchase options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company's common shares outstanding. Options granted have an exercise price of the Company's prior day's closing price quoted on the TSX for the common shares of Claude. All options are settled by physical delivery of shares.  Vesting periods of options granted under the Company's stock option plan vary on a grant by grant basis, at the discretion of the Company's Board of Directors. Grants to Employees have a term to expiry of 7 to 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 7 to 10 years and vest immediately.

The following summarizes movements in stock options during the period ended March 31, 2016 and March 31, 2015:

		Weighted		Weighted
	MAR 31	Average	MAR 31	Average
	2016	Exercise	2015	Exercise
	Options	Price	Options	Price

Beginning of year	8,953,803	$1.02	8,497,937	$1.07
Options granted	-	-	655,374	0.33
Options exercised	(377,400)	0.56	(100,000)	0.47
Options forfeited	(150,716)	1.61	(59,667)	1.67
Options expired	(320,000)	1.15	(30,000)	1.25
Outstanding, end of period	8,105,687	$1.02	8,963,644	$1.02
Exercisable, end of period	8,105,687	$1.02	6,728,669	$1.20

The weighted average market common share price at the date of exercise for stock options exercised during the period ended March 31, 2016 was $1.22 (March 31, 2015 - $0.61).

During the first quarter of 2016, in conjunction with the proposed acquisition of Claude by Silver Standard, Claude's Board of Directors approved a resolution that accelerated the vesting of all unvested stock options, making them fully exercisable by the holders.  For stock options outstanding at March 31, 2016, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	Options Outstanding and Exercisable (Vested)
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.17 - $0.50	2,423,792	4.89	$0.35
$0.51 - $1.00	1,827,861	4.94	$0.70
$1.01 - $1.50	1,842,289	3.10	$1.20
$1.51 - $2.00	705,000	1.76	$1.69
$2.01 - $2.38	1,306,745	5.05	$2.12
	8,105,687	4.25	$1.02

As at March 31, 2016, the foregoing options have expiry dates ranging from May 9, 2016 to November 24, 2022.

There were no stock options granted during the first quarter of 2016.  The weighted average fair value of stock options granted during the first quarter of 2015 was $0.21 and was estimated using the Black-Scholes option pricing model with assumptions of a 5.8 year weighted average expected option life, a 7.5 percent expected forfeiture rate, 65.0 percent volatility and an interest rate 1.0 percent.

At May 4, 2016, a total of 5.7 stock options remain outstanding.

The Company has the following cash-settled plans:

(c)	Deferred Share Unit ("DSU") Plan

The Company offers a Deferred Share Unit ("DSU") plan to non-employee Directors.  A DSU is a notional unit that reflects the market value of a single common share of Claude.  Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company's Board of Directors.  The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

The following summarizes movements in DSUs during the three months ended March 31, 2016 and March 31, 2015:

	MAR 31	MAR 31
As at	2016	2015

Beginning of year	1,707,255	3,302,985
DSUs granted	-	605,374
DSUs redeemed	-	(677,414)
Outstanding, end of period	1,707,255	3,230,945

(d)	Restricted Share Unit ("RSU") Plan

The Company offers a Restricted Share Unit ("RSU") plan to eligible participants whereby it may provide each plan participant an annual grant of RSUs in an amount determined by the Company's Board of Directors.  An RSU is a notional unit that reflects the market value of a single common share of Claude that entitles the participant to a cash payment for all fully vested units.  RSUs vest annually over a three-year period.  The final value of the RSUs will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of RSUs held by participants.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The following summarizes movements in RSUs during the three months ended March 31, 2016 and March 31, 2015:

	MAR 31	MAR 31
As at	2016	2015

Beginning of year	985,360	778,261
RSUs granted	-	-
RSUs redeemed	-	-
Outstanding, end of period	985,360	778,261

Subsequent to March 31, 2016, a total of 414,923 RSUs vested and were cash settled in accordance with plan details.  At May 4, 2016, a total of 570,437 RSUs remain outstanding.

Share-based payment expense:

Compensation expense pursuant to share-based payments has been included in General and administrative expense in the Consolidated Statements of Income.  For its equity-settled plans, the Company records an offsetting credit to contributed surplus to reflect the estimated fair value of the share-based compensation plans granted to employees.  For its cash-settled plans, the Company records an offsetting credit to Accounts payable to reflect the estimated fair value of the liability; Claude re-measures the fair value of this liability at the end of each reporting period and at the date of redemption (until the liability is settled), with any changes in fair value recognized in profit or loss for the period.  The Company has recognized the following expenses under these plans:

	MAR 31	MAR 31
For the three months ended	2016	2015

Stock-based compensation	$463	$414
DSU plan	1,110	1,082
RSU plan	634	212
Total share-based payments	$2,207	$1,708

13.	Earnings Per Share:

Earnings per share for the three months ended March 31, 2016 and March 31, 2015 was calculated based on the following:

	MAR 31	MAR 31
	2016	2015

Net earnings attributable to common shareholders	$6,009	$5,122

Weighted average shares outstanding (basic)	197,123	192,928
Dilutive effect of stock options	2,731	871
Weighted average shares outstanding (diluted)	199,854	193,799

Earnings per share (basic and diluted)	$0.03	$0.03

Excluded from the computation of diluted earnings per share for the period ended March 31, 2016 were options outstanding on 3.0 million common shares with an average exercise price greater than the average market price of the Company's common shares.

Excluded from the computation of diluted earnings per share for the period ended March 31, 2015 were options outstanding on 7.0 million common shares with an average exercise price greater than the average market price of the Company's common shares.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

14.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities.  The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company's Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company's Audit Committee oversees Management's compliance with the Company's financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions.  Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company's risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents.  The Company believes operating cash flows will be sufficient to fund the ongoing capital improvements at the Seabee properties for the next twelve months.  The Company's cash is invested in business accounts with quality financial institutions and is available on demand.

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments.  The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions.  The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk.  These are discussed further below:

Foreign exchange risk – The results of the Company's operations are subject to currency risks.  The Company's revenues from the production and sale of gold are denominated in U.S. dollars.  However, the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The Company is not exposed to material foreign exchange risk on its financial instruments.

For a $0.01 movement in the US$/CDN$ exchange rate, based on forecast production assumptions comparable to year to date 2016 actuals, earnings and cash flow will have a corresponding movement of $1.5 million, or $0.01 per share.

Interest rate risk – In respect to the Company's financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt.  All significant cash balances are on deposit with high-rated banking institutions.  In respect to financial liabilities, the Company's line of credit carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows.  Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company's mineral resources is related to the price of gold and the outlook for this mineral.  Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold.  The profitability of the Company's operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company's operations, for a prolonged period of time, it may not be economically feasible to continue production.  The Company is not exposed to material commodity price risk on its financial instruments.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

For a U.S. $10 movement in gold price per ounce, based on forecast production assumptions comparable to year to date 2016 actuals, earnings and cash flow will have a corresponding movement of CDN $0.9 million, or $0.00 per share.

At March 31, 2016, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2016 production totaling 3,000 ounces of gold.  The market value loss inherent in these contracts at March 31, 2016 was $0.01 million.  At March 31, 2015, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2015 production totaling 15,500 ounces. The market value loss inherent in these contracts at March 31, 2015 was $0.8 million.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables and short-term investments, restricted promissory notes, reclamation deposits, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For financial reporting purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurement used to value option contracts) or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Fair value represents point-in-time estimates which may change in subsequent reporting periods due to market conditions or other factors. Multiple methods exist by which fair value can be determined which can cause values (or a range of reasonable values) to differ. Further, assumptions underlying the valuations may require estimation of costs, prices over time, discount rates, inflation rates, defaults and other relevant variables.

Judgment and estimation are required to determine which category of the three-level hierarchy items should be included in. Categorization is based on the Company's assessment of the lowest level input that is significant to the fair value measurement.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	March 31, 2016		December 31, 2015
As at	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Cash and cash equivalents (1)	$43,363	$43,363	$37,010	$37,010
Accounts receivable (2)	942	942	96	96
Available-for-sale financial assets
Investments (1)	846	846	451	451
Fair value through profit or loss
Derivative instruments (liabilities) (3)	(7)	(7)	(26)	(26)
Other financial liabilities
Accounts payable	21,517	21,517	8,588	8,588
Net royalty obligations	396	396	552	552
Debt	17,332	17,801	18,511	19,050

(1)	Based on quoted market prices – Level 1.
(2)	At March 31, 2016, there were no receivables that were past due or considered impaired.
(3)	Based on models with observable inputs – Level 2.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Valuation Techniques:

Investments

The fair value of Investments is determined based on the closing bid price of each security at the Statement of Financial Position date.  The closing bid price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore Investments are classified within Level 1 of the fair value hierarchy.

Senior Secured Credit Facility

The Company's Term Loan is recorded at amortized cost.  The fair value is the principal outstanding on the Term Loan, as the fixed interest rate approximates rates for similar instruments.

15.	Capital Management:

The Company's objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders.  The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company's working capital requirements.  In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt.  The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets.  The Company believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company's approach to capital management during the period ended March 31, 2016.  The Company is not subject to externally imposed capital requirements.

The Company may utilize a combination of short-term and long-term debt and equity to finance its operations and exploration.

			MAR 31	DEC 31
As at			2016	2015

Long-term debt (1)	Interest (2)	Maturity Sept/2018	$17,332	$18,511
Shareholders' equity			$170,414	$163,991

Debt to equity			10%	11%

(1)   Closing costs associated with the Company's long-term debt are netted against the principal balance owing, thereby reducing the carrying value of the Company's debt on the Statement of Financial Position.  Amounts presented in the above table are the amortized cost of the balances owing (Note 9).
(2)   The interest rate on both facilities will be dependent on the Company's total debt to EBITDA ratio and can range either between 3 percent to 4 percent over Prime, or bankers' acceptances plus a margin of 4 percent to 5 percent, at the discretion of the Company.

At March 31, 2016, the Company is bound by and has met all covenants on its credit facilities.